SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Ask Jeeves, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

045174109

(CUSIP Number)

November 6, 2003

(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 045174109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois limited partnership U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power $44,100,000 in principal amount of the Company’s Zero Coupon Convertible Subordinated Notes due June 1, 2008 (convertible into 2,609,467 shares of Common Stock)(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)* [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 5.3% as of the date of this filing (based on 46,516,716 shares of Common Stock issued and outstanding as of October 31, 2003, plus the shares of Common Stock issuable upon the conversion of the Zero Coupon Convertible Subordinated Notes referred to in Row 6 above).

12.	Type of Reporting Person (See Instructions) PN; HC

(1)  See footnote 1 in Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GLB Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited partnership U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power $44,100,000 in principal amount of the Company’s Zero Coupon Convertible Subordinated Notes due June 1, 2008 (convertible into 2,609,467 shares of Common Stock)(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)* [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 5.3% as of the date of this filing (based on 46,516,716 shares of Common Stock issued and outstanding as of October 31, 2003, plus the shares of Common Stock issuable upon the conversion of the Zero Coupon Convertible Subordinated Notes referred to in Row 6 above).

12.	Type of Reporting Person (See Instructions) PN; HC

(1)  See footnote 1 in Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Investment Group, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited liability company U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power $44,100,000 in principal amount of the Company’s Zero Coupon Convertible Subordinated Notes due June 1, 2008 (convertible into 2,609,467 shares of Common Stock)(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)* [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 5.3% as of the date of this filing (based on 46,516,716 shares of Common Stock issued and outstanding as of October 31, 2003, plus the shares of Common Stock issuable upon the conversion of the Zero Coupon Convertible Subordinated Notes referred to in Row 6 above).

12.	Type of Reporting Person (See Instructions) OO; HC

(1)  See footnote 1 in Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kenneth Griffin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power $44,100,000 in principal amount of the Company’s Zero Coupon Convertible Subordinated Notes due June 1, 2008 (convertible into 2,609,467 shares of Common Stock)(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)* [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 5.3% as of the date of this filing (based on 46,516,716 shares of Common Stock issued and outstanding as of October 31, 2003, plus the shares of Common Stock issuable upon the conversion of the Zero Coupon Convertible Subordinated Notes referred to in Row 6 above).

12.	Type of Reporting Person (See Instructions) IN; HC

(1)  See footnote 1 in Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Wellington Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power $44,100,000 in principal amount of the Company’s Zero Coupon Convertible Subordinated Notes due June 1, 2008 (convertible into 2,609,467 shares of Common Stock)(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)* [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 5.3% as of the date of this filing (based on 46,516,716 shares of Common Stock issued and outstanding as of October 31, 2003, plus the shares of Common Stock issuable upon the conversion of the Zero Coupon Convertible Subordinated Notes referred to in Row 6 above).

12.	Type of Reporting Person (See Instructions) PN; HC

(1)  See footnote 1 in Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Kensington Global Strategies Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power $44,100,000 in principal amount of the Company’s Zero Coupon Convertible Subordinated Notes due June 1, 2008 (convertible into 2,609,467 shares of Common Stock)(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)* [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 5.3% as of the date of this filing (based on 46,516,716 shares of Common Stock issued and outstanding as of October 31, 2003, plus the shares of Common Stock issuable upon the conversion of the Zero Coupon Convertible Subordinated Notes referred to in Row 6 above).

12.	Type of Reporting Person (See Instructions) CO; HC

(1)  See footnote 1 in Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Equity Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power $44,100,000 in principal amount of the Company’s Zero Coupon Convertible Subordinated Notes due June 1, 2008 (convertible into 2,609,467 shares of Common Stock)(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)* [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 5.3% as of the date of this filing (based on 46,516,716 shares of Common Stock issued and outstanding as of October 31, 2003, plus the shares of Common Stock issuable upon the conversion of the Zero Coupon Convertible Subordinated Notes referred to in Row 6 above).

12.	Type of Reporting Person (See Instructions) CO

(1)  See footnote 1 in Item 4.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Jackson Investment Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power $44,100,000 in principal amount of the Company’s Zero Coupon Convertible Subordinated Notes due June 1, 2008 (convertible into 2,609,467 shares of Common Stock)(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)* [ ]

11.

Percent of Class Represented by Amount in Row (9)
Approximately 5.3% as of the date of this filing (based on 46,516,716 shares of Common Stock issued and outstanding as of October 31, 2003, plus the shares of Common Stock issuable upon the conversion of the Zero Coupon Convertible Subordinated Notes referred to in Row 6 above).

12.	Type of Reporting Person (See Instructions) CO

Item 1.
(a)	Name of Issuer ASK JEEVES, INC.
(b)	Address of Issuer’s Principal Executive Offices 5858 Horton St., Suite 350 Emeryville, CA 94608

Item 2.
(a)	Name of Person Filing
(b)	Address of Principal Business Office or, if none, Residence
(c)	Citizenship Citadel Limited Partnership 131 S. Dearborn Street, 32nd Floor Chicago, Illinois 60603 Illinois limited partnership
GLB Partners, L.P. 131 S. Dearborn Street, 32nd Floor Chicago, Illinois 60603 Delaware limited partnership
Citadel Investment Group, L.L.C. 131 S. Dearborn Street, 32nd Floor Chicago, Illinois 60603 Delaware limited liability company
Kenneth Griffin 131 S. Dearborn Street, 32nd Floor Chicago, Illinois 60603 U.S. Citizen
Citadel Wellington Partners L.P. c/o Citadel Investment Group, L.L.C. 131 S. Dearborn Street, 32nd Floor Chicago, Illinois 60603 Illinois limited partnership
Citadel Kensington Global Strategies Fund Ltd. c/o Citadel Investment Group, L.L.C. 131 S. Dearborn Street, 32nd Floor Chicago, Illinois 60603 Bermuda company

Citadel Equity Fund Ltd. c/o Citadel Investment Group, L.L.C. 131 S. Dearborn Street, 32nd Floor Chicago, Illinois 60603 Cayman Islands company
Citadel Jackson Investment Fund Ltd. c/o Citadel Investment Group, L.L.C. 131 S. Dearborn Street, 32nd Floor Chicago, Illinois 60603 Cayman Islands company
	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 045174109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;
	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;
	(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  [X]

Item 4.	Ownership

CITADEL LIMITED PARTNERSHIP
GLB PARTNERS, L.P.
CITADEL INVESTMENT GROUP, L.L.C.
KENNETH GRIFFIN
CITADEL WELLINGTON PARTNERS L.P.
CITADEL KENSINGTON GLOBAL STRATEGIES FUND LTD.
CITADEL EQUITY FUND LTD.
CITADEL JACKSON INVESTMENT FUND LTD.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
$44,100,000 in principal amount of the Company’s Zero Coupon Convertible Subordinated Notes due June 1, 2008 (convertible into 2,609,467 shares of Common Stock) (1)
	(b)	Percent of class:

Approximately 5.3% as of the date of this filing (based on 46,516,716 shares of Common Stock issued and outstanding as of October 31, 2003, plus the shares of Common Stock issuable upon the conversion of the Zero Coupon Convertible Subordinated Notes referred to in item (a) above).

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote See item (a) above.
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of See item (a) above.

(1) The securities reported herein include 2,609,467 shares of Common Stock that the Reporting Persons may acquire in the future through the conversion of $44,100,000 in principal amount of Zero Coupon Convertible Subordinated Notes due June 1, 2008 which may be converted by the Reporting Persons at any time prior to and including June 1, 2008 into shares of the Common

Stock at an initial conversion price of $16.90 per share, subject to adjustment upon certain events.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Item 2 above.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

* Adam C. Cooper is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on November 19, 2002, and hereby incorporated by reference herein.  The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Form 3 for Metals USA, Inc.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of November, 2003		KENNETH GRIFFIN

		By:	/s/ Adam C. Cooper
Adam C. Cooper, attorney-in-fact*

CITADEL LIMITED PARTNERSHIP		CITADEL INVESTMENT GROUP, L.L.C.

By:	GLB Partners, L.P.,	By:	/s/ Adam C. Cooper
	its General Partner		Adam C. Cooper, Senior Managing
Director and General Counsel
By:	Citadel Investment Group, L.L.C.,
	its General Partner	CITADEL EQUITY FUND LTD.

By:	/s/ Adam C. Cooper	By:	Citadel Limited Partnership,
	Adam C. Cooper, Senior Managing		its Portfolio Manager
Director and General Counsel
		By:	GLB Partners, L.P.,
GLB PARTNERS, L.P.			its General Partner

By:	Citadel Investment Group, L.L.C., its General Partner	By:	Citadel Investment Group, L.L.C., its General Partner

By:	/s/ Adam C. Cooper	By:	/s/ Adam C. Cooper
	Adam C. Cooper, Senior Managing Director and General Counsel		Adam C. Cooper, Senior Managing Director and General Counsel

CITADEL WELLINGTON PARTNERS L.P.		CITADEL KENSINGTON GLOBAL STRATEGIES FUND LTD.

By:	Citadel Limited Partnership, its General Partner	By:	Citadel Limited Partnership, its Portfolio Manager

By:	GLB Partners, L.P., its General Partner	By:	GLB Partners, L.P., its General Partner

By:	Citadel Investment Group, L.L.C., its General Partner	By:	Citadel Investment Group, L.L.C., its General Partner

By:	/s/ Adam C. Cooper	By:	/s/ Adam C. Cooper
	Adam C. Cooper, Senior Managing Director and General Counsel		Adam C. Cooper, Senior Managing Director and General Counsel

CITADEL JACKSON INVESTMENT FUND LTD.

By:	Citadel Limited Partnership, its Portfolio Manager

By:	GLB Partners, L.P., its General Partner

By:	Citadel Investment Group, L.L.C., its General Partner

By:	/s/ Adam C. Cooper
Adam C. Cooper, Senior Managing Director and General Counsel